Atlantic Capital Bancshares, Inc.

945 East Paces Ferry Rd. NE, Suite 1600

Atlanta, Georgia 30326

October 28, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Donald Field

Division of Corporation Finance

Office of Finance

Re:Atlantic Capital Bancshares, Inc. (the “Registrant”)

Registration Statement on Form S-4 (File No. 333-249517)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 4:00 p.m., Eastern Time, on October 30, 2020, or as soon thereafter as possible.

The Staff should feel free to contact James W. Stevens of Troutman Pepper Hamilton Sanders LLP, the Registrant’s legal counsel, at (404) 885-3721 with any questions or comments.

Sincerely,

Atlantic Capital Bancshares, Inc.

By: /s/ Patrick T. Oakes

Patrick T. Oakes

Executive Vice President and Chief
Financial Officer